DC

No ACT

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

06029165

March 21, 2006

Thomas H. O'Donnell, Jr.
Moore & Van Allen PLLC
Attorneys at Law
Suite 4700
100 North Tryon Street
Charlotte, NC 28202-4003

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/21/2006

Re: Lowe's Companies, Inc.
Incoming letter dated January 26, 2006

Dear Mr. O'Donnell:

This is in response to your letters dated January 26, 2006 and February 14, 2006 concerning the shareholder proposal submitted to Lowe's by Domini Social Investments LLC. We also have received a letter from the proponent dated March 17, 2006. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Eric Finseth
Attorney-Adviser

Enclosures

cc: Karen Shapiro
Shareholder Advocacy Associate
Domini Social Investments LLC
536 Broadway, 7th Fl
New York, NY 10012-3915

60667

Moore&VanAllen

Moore & Van Allen PLLC
Attorneys at Law

Suite 4700
100 North Tryon Street
Charlotte, NC 28202-4003

T 704 331 1000
F 704 331 1159
www.mvalaw.com

January 26, 2006

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Lowe's Companies, Inc.
Exclusion of Shareholder Proposal Relating to Wood Procurement Report

Dear Ladies and Gentlemen:

Lowe's Companies, Inc. (the "Company") hereby requests that the staff of the Division of Corporation Finance advise the Company that it will not recommend any enforcement action to the Securities and Exchange Commission (the "Commission") if the Company excludes the shareholder proposal described below (the "Proposal") from its proxy materials for its 2006 annual shareholders meeting. The Proposal was submitted to the Company by Domini Social Investments. As described more fully below, the Proposal is excludible pursuant to Rule 14a-8(i)(10) because it has been substantially implemented.

In accordance with Rule 14a-8(j), we have enclosed six copies of this letter and the attachment and have provided a copy of this letter and its attachment to the Proponent.

The Proposal

The Proposal calls for the adoption by the Company's shareholders of the following resolution.

"RESOLVED: Shareholders request that the Board of Directors issue an annual report to shareholders, at reasonable cost, and omitting proprietary information, by December 1, 2006, reporting its progress toward implementing the company's wood policy."

A copy of the complete Proposal is attached hereto as Exhibit A.

Discussion

Rule 14a-8 generally requires an issuer to include in its proxy materials proposals submitted by shareholders that meet prescribed eligibility requirements and procedures. Rule 14a-8 also provides that an issuer may exclude shareholder proposals that fail to comply with applicable eligibility and procedural requirements or that fall within one or more of the thirteen substantive reasons for exclusion set forth in Rule 14a-8(i).

Rule 14a-8(i)(10) allows the exclusion of a shareholder proposal from a company's proxy statement if the essential elements of the proposal have been substantially implemented. The standard the Commission's staff has applied is whether a company's particular policies, practices and procedures compare favorably with the guidelines of the proposal. *See* Release No. 34-20091 (August 16, 1983); Texaco, Inc. (March 28, 1991). Every aspect of the proposal does not need to be addressed for the proposal to be substantially implemented. *See* Release No. 34-20091 (August 16, 1983) and Raytheon Company (February 11, 2005). The Commission's staff has consistently taken the position that when a company already has policies and procedures in place relating to the subject matter of the proposal, or has implemented the essential objectives of the proposal, the shareholder proposal has been substantially implemented within the scope of Rule 14a-8(i)(10). *See* EMC Corp. (February 14, 2005); The Talbots, Inc. (April 5, 2002); The Gap, Inc. (March 16, 2001); and Kmart Corp. (February 23, 2000). The Proposal is excludible because it has been substantially implemented. The Company issues an annual Social Responsibility Report addressing the category of information mentioned in the Proposal.

The Company currently produces and publishes an annual report that substantially implements the written objectives of the Proposal.

The Proposal requests that the Company report to shareholders on its progress toward implementing the Company's wood policy. The Proposal does not provide any specificity with respect to the information requested or any other guidance on what would be included in the report. The Company already prepares an annual report addressing its wood policy and efforts to implement it. Within two weeks of the close of its fiscal year (i.e., by February 15, 2006), the Company will publish on its website an expanded report publicly disclosing its progress toward implementation of the wood policy. The Company's current annual Social Responsibility Report addresses the Company's performance in the following areas: Community Partnerships, Lowe's Charitable and Educational Foundation, Giving: Community by Community, Environmental Commitments, WorkPlace Opportunity and Committed Neighbor. The "Environmental Commitments" section of the most recent Social Responsibility Report addresses, among other things, the Company's wood product sourcing policy.

The expanded report will include additional information and data regarding:

- Aggregate percent of product certified to a sustainable forest management standard;
- Geographic distribution of sourcing (by country);
- Listing of wood products with environmentally preferable attributes (recycled content, plantation sourcing, etc.);
- Continued coordination with conservation organizations; and
- Information on data collection and analysis process regarding endangered forest sourcing identification and correction.

A copy of the current report addresses the category of information referred to in the Proposal and may be found on Lowe's website (http://www.lowes.com/socialresponsibility). The Company is in the process of preparing the expanded online report, which will contain the same substantive category of information contained in the current report and expanded disclosure regarding its progress toward implementing its wood product sourcing policy.

Because the Company has policies and procedures in place relating to the subject matter of the Proposal and has implemented the essential objectives of the Proposal, the Proposal has been substantially implemented.

Conclusion

The Proposal should be excluded pursuant to Rule 14a-8(i)(10) because it has already been substantially implemented by the Company. We respectfully request your confirmation that the Division of Corporation Finance will not recommend any enforcement action to the Commission if the Proposal is omitted from the Company's proxy statement for the reasons stated above.

Please feel free to call me at 704.331.3542 if you have any questions or comments.

Yours truly,

MOORE & VAN ALLEN PLLC

Thomas O'Donnell Jr

Thomas H. O'Donnell, Jr.

Encls.

EXHIBIT A

SHAREHOLDER PROPOSAL
SUBMITTED BY
DOMINI SOCIAL INVESTMENTS

Domini

SOCIAL INVESTMENTS®

The Way You Invest Matters®

December 16, 2005

Ross W. McCanless
Sr. Vice President, General Counsel and Secretary
Lowe's Companies, Inc.
1000 Lowe's Boulevard
Mooresville, NC 28117

Via UPS and Fax

Re: Shareholder Proposal Requesting Wood Procurement Report

Dear Secretary:

I am writing to you on behalf of Domini Social Investments, the manager of a socially responsible family of funds based on the Domini 400 Social Index, including the Domini Social Equity Fund, the nation's oldest and largest socially and environmentally screened index fund. Our funds' portfolio holds more than 200,000 shares of Lowe's Companies.

I am writing to submit the enclosed shareholder proposal for inclusion in the next proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Act of 1934. We have held more than $2,000 worth of Lowe's Companies shares for greater than one year, and will maintain ownership of the required number of shares through the date of the next stockholders' annual meeting. A letter verifying our ownership of Lowe's Companies shares from Investors Bank and Trust, custodian of our Portfolio, is forthcoming under separate cover. A representative of Domini will attend the stockholders' meeting to move the resolution as required by SEC Rules.

We would welcome the opportunity to discuss this proposal with you. I can be reached at (212) 217-1112 and at kshapiro@domini.com.

Sincerely,

Karen Shapiro
Shareholder Advocacy Associate

Encl.

536 Broadway, 7th Fl, New York, NY 10012-3915 Tel: 212-217-1100, Fax: 212-217-1101, Investor Services: 800-582-6757
Email: info@domini.com, URL: www.domini.com

Wood Procurement Report

Whereas:

Forests are rapidly declining at a rate of 33 soccer fields per minute, according to the United Nations. Endangered forests are home to nearly 50% of the world's species and 200 million indigenous people worldwide. Endangered forests store extensive amounts of carbon and are critical to mitigating the effects of climate change.

The forest products industry is the largest industrial consumer of endangered forests. As the second largest home improvement chain, Lowe's is a major retailer of wood products.

In 2000, Lowe's adopted a wood policy that acknowledges our company's role in "determining whether these [endangered] forests will remain for future generations." The policy's long-term goal is to "ensure that all wood products sold in our stores originate from well-managed, non-endangered forests," by:

- Phasing out the purchase of wood products from endangered forests;
- Preference to procuring wood products from independently certified, well-managed forests, recognizing that the Forest Stewardship Council (FSC) certification system has the highest certification standards;
- Increasing procurement of recycled, engineered and alternative products.

Increasingly, companies' forest products sourcing practices are coming under greater scrutiny. Companies such as Home Depot, Dell, IKEA, and Staples have announced policies to avoid purchasing timber products from endangered forests and unsustainable logging operations, to increase the use of recycled fiber, and established FSC-certified wood procurement preferences. Major banks, such as JP Morgan Chase and Bank of America, have adopted policies limiting or prohibiting investment in companies and industries that negatively impact endangered forests.

Many companies are addressing these concerns through their sustainability report. IKEA's report describes its forestry policy and quantitatively reports policy audit results. Our company's largest competitor, Home Depot, not only describes its Wood Purchasing Policy in the company's sustainability report, but also lists product lines that have been changed to comply with the policy, and quantitatively reports trends of FSC-certified wood products. By comparison, Lowe's sustainability report contains two sentences about its wood policy.

Upon releasing its wood policy, our company's chairman and chief executive said, "Our customers expect Lowe's to deliver the best quality lumber and wood products that have been responsibly harvested and produced by our suppliers." Lack of disclosure on steps taken to implement this wood policy may adversely impact consumer loyalty and long-term shareholder value.

RESOLVED: Shareholders request that the Board of Directors issue an annual report to shareholders, at reasonable cost, and omitting proprietary information, by December 1, 2006, reporting its progress toward implementing the company's wood policy.

Supporting Statement

As lumber comprises nearly one-tenth of Lowe's total sales, it is critical for Lowe's to ensure a long-term sustainable supply of wood and mitigate reputational risks by procuring FSC-certified wood products.

The report should include a company-wide review of company practices and indicators related to measuring Lowe's long-term goal of ensuring that all wood products sold in its stores originate from well-managed non-endangered forests. Potential indicators include quantity of FSC-certified wood sales, sales of wood products from endangered forests, and sales of recycled, engineered and alternative products.

Moore&VanAllen

Moore & Van Allen PLLC
Attorneys at Law

Suite 4700
100 North Tryon Street
Charlotte, NC 28202-4003

T 704 331 1000
F 704 331 1159
www.mvalaw.com

March 21, 2006

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

**Re: Lowe's Companies, Inc.
Exclusion of Shareholder Proposal Relating to Wood Procurement Report**

Dear Ladies and Gentlemen:

On behalf of Lowe's Companies, Inc. (the "Company"), we submit the following comments to a letter dated March 17, 2006 (the "Response Letter") filed by Domini Social Investments (the "Proponent") with the staff of the Division of Corporation Finance. The Response Letter relates to the Company's request that the staff not recommend any enforcement action to the Securities and Exchange Commission (the "Commission") if the Company excludes the Proponent's shareholder proposal (the "Proposal") from its proxy materials for its 2006 annual shareholders meeting. A copy of the Proposal was previously filed with the Commission as Exhibit A to the Company's letter dated January 26, 2006 and the Response Letter. A copy of this letter has been sent to the Proponent.

Despite the Proponent's criticism, the Company has substantially implemented the Proposal by publishing a report on the Company's progress toward implementing its wood policy. As outlined in the Company's earlier letters, the standard for excluding a proposal under Rule 14a-8(i)(10) is whether the Company has policies and procedures regarding the subject matter of the proposal and has implemented the essential objectives of the proposal. The "Lowe's Wood Policy Status" report (the "Report") satisfies both of these criteria and, as a result, the Proposal is excludible pursuant to Rule 14a-8(i)(10).

The Proponent's principal arguments in the Response Letter relate to information the Proponent "expects," and what the Company "should" include, in its Report. The Proponent also claims that the Report does not substantially implement the Proposal because it lacks material information with respect to each and every element of the Company's Wood Policy.

First, the resolution in the Proposal asks only for "an annual report to shareholders . . . . reporting [the Company's] progress toward implementing the company's wood policy." Whether the Company has substantially implemented the Proposal should be measured against the Proposal submitted and not against additional references or further explanation in a proponent's response to a company's request for no-action relief. The Company has substantially implemented the Proposal that was submitted.

Second, the Response Letter requests all "material information with respect to each and every element of the Company's Wood Policy." For example, although the Proposal does not mention this, the Response Letter solicits extensive historical sales information. The Company believes recent year-to-year statistical data demonstrates the progress toward implementing its Wood Policy. The Proposal is also limited to information that can be disclosed "at reasonable cost and omitting proprietary information." Much of the information the Proponent claims is missing and would be required for the Company to have substantially implemented the Proposal may not be available at reasonable cost and would require disclosure of proprietary information. This information is excludible by the terms of the Proposal and should not be a basis for concluding the Proposal has not been substantially implemented.

In addition, the Proponent argues that the Proposal has not been substantially implemented because it does not respond to certain language in the supporting statement regarding a company-wide review. As the Proponent points out, the Commission's staff has recognized that every aspect of a proposal need not be addressed for a proposal to be substantially implemented. See Response Letter, pg. 2. The Report substantially implements the Proposal regardless of whether it refers to language contained in the Proposal's supporting statement.

The Company believes the Report demonstrates the company-wide commitment to implementing its Wood Policy by addressing topics ranging from product sourcing to sales information. The Report also discusses the Company's policy of requiring every vendor to complete a questionnaire each year, the Company's review of the vendor responses and the elimination of products that do not comply with the Company's wood policy. The Response Letter asks for the number of the Company's vendor base that has been surveyed and criticizes the Company for not stating whether any responses have been received. The Report states that *all* vendors are *required* to complete the vendor questionnaire.

Finally, the Proponent alleges that the Report is misleading and that the Company created the Sustainable Forest Management ("SFM") standard referred to in the Report and ignores the Wood Policy's explicit commitment to Forest Stewardship Council ("FSC"). The Company is comfortable that the contents of the Report are not misleading, that reference to the SFM standard is recognized by industry participants and that its Wood Policy expresses a preference rather than a commitment to FSC products.

The Proposal should be excluded pursuant to Rule 14a-8(i)(10) because it has already been substantially implemented by the Company. We respectfully request your confirmation that the Division of Corporation Finance will not recommend any enforcement action to the Commission if the Proposal is omitted from the Company's proxy statement for the reasons stated above.

Please feel free to call me at 704.331.3542 if you have any questions or comments.

Yours truly,

MOORE & VAN ALLEN PLLC

Thomas O'Donnell Jr.

Thomas H. O'Donnell, Jr.

RECEIVED

2006 FEB 15 PM 3:48

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Moore&VanAllen

Moore & Van Allen PLLC
Attorneys at Law

Suite 4700
100 North Tryon Street
Charlotte, NC 28202-4003

T 704 331 1000
F 704 331 1159
www.mvalaw.com

February 14, 2006

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Lowe's Companies, Inc.
Exclusion of Shareholder Proposal Relating to Wood Procurement Report

Dear Ladies and Gentlemen:

On January 26, 2006, Lowe's Companies, Inc. (the "Company") submitted a request to the staff of the Division of Corporation Finance to advise the Company that the staff will not recommend any enforcement action to the Securities and Exchange Commission (the "Commission") if the Company excludes a shareholder proposal (the "Proposal") from its proxy materials for its 2006 annual shareholders meeting. The Proposal was submitted to the Company by Domini Social Investments.

In its request, the Company informed the staff that it would publish on its website a report publicly disclosing its progress toward implementation of the Company's wood policy by February 15, 2006. This expanded report is now available on the Company's website and may be accessed at www.lowes.com/environment and clicking on "Lowe's Wood Policy Status" or by visiting the Company's website at www.lowes.com and clicking on "About Lowe's", "Company Overview", "Company Info", "Environment" and "Lowe's Wood Policy Status".

Because the Company has policies and procedures in place relating to the subject matter of the Proposal and has implemented the essential objectives of the Proposal, the Proposal has been substantially implemented and is excludible pursuant to Rule 14a-8(i)(10). We respectfully request your confirmation that the Division of Corporation Finance will not recommend any enforcement action to the Commission if the Proposal is omitted from the Company's proxy statement.

In accordance with Rule 14a-8(j), we will send six copies of this letter to the Commission and send a copy to Domini Social Investments. Please feel free to call me at 704.331.3542 if you have any questions or comments.

Yours truly,

MOORE & VAN ALLEN PLLC

Thomas O'Donnell

Thomas H. O'Donnell, Jr.

CHAR1\870594v1

Research Triangle, NC
Charleston, SC

Domini

SOCIAL INVESTMENTS®

The Way You Invest Matters℠

March 17, 2006

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549

BY FEDERAL EXPRESS

Re: Domini Proposal to Lowe's Requesting a Wood Procurement Report

Dear Ladies and Gentlemen:

I am writing on behalf of Domini Social Investments LLC ("the Proponent") in response to two letters from attorneys representing Lowe's Companies, Inc. ("the Company"), dated January 26, 2006 and February 14, 2006, notifying the Commission of the Company's intention to omit the above-referenced shareholder proposal from the Company's proxy materials ("the Proposal", attached as Exhibit A), and of the publication of the Company's "Wood Policy Status" report on its website, respectively. In its letter of January 26 ("the no-action request," attached as Exhibit B (without attachments), along with the Company's February 14 letter), the Company argues that the Proposal may properly be excluded from the Company's materials pursuant to Rule 14a-8(i)(10).

We disagree with the Company's arguments, and respectfully request that the Company's request for no-action relief be denied.

I. Summary

The Proposal requests that "the Board of Directors issue an annual report to shareholders, at reasonable cost, and omitting proprietary information, by December 1, 2006, reporting its progress toward implementing the company's wood policy." The Supporting Statement states that "the report should include a company-wide review of company practices and indicators related to measuring Lowe's long-term goal of ensuring that all wood products sold in its stores originate from well-managed non-endangered forests. Potential indicators include quantity of FSC-certified wood sales, sales of wood products from endangered forests, and sales of recycled, engineered and alternative products."

The Company argues that its recently published "Lowe's Wood Policy Status" report ("the Status Report", attached as Exhibit C, and available at *www.lowes.com/environment*), renders the proposal moot. As discussed below, the Status Report does not satisfy the Proposal's request for a report detailing the company's "progress toward implementing the company's wood policy" when measured against the Company's "Policy on the Wood Contained in its Products" ("Wood Policy" attached as Exhibit D), or

536 Broadway, 7th Fl, New York, NY 10012-3915 Tel: 212-217-1100, Fax: 212-217-1101, Investor Services: 1-800-582-6757
Email: *info@domini.com*, URL: *www.domini.com* DSIL Investment Services LLC, Distributor

against the Proposal's request for a "company-wide review of company practices and indicators related to measuring Lowe's long-term goal of ensuring that all wood products sold in its stores originate from well-managed non-endangered forests." In Proponent's view, the Status Report does not represent a serious attempt to update the Company's shareholders on steps taken to implement its Wood Policy. As discussed in further detail below, the Status Report contains primarily anecdotal information, and – with respect to each and every element of the Company's Wood Policy – omits material information that would be necessary to understand the Company's actual progress.

In addition, unlike other companies that have prevailed in their 14a-8(i)(10) challenges to social-issue reporting proposals, the company cannot credibly claim that it generally makes this information available to shareholders. Proponent, for example, has only been permitted access to the Company's attorneys, for the purpose of discussing the potential withdrawal of the Proposal, and the Status Report contains the only information the Company has disclosed on implementation of its policy, since the Wood Policy was adopted in August 2000.

More importantly, the information the Company has disclosed is extremely thin, demonstrating that the Company has not made a sincere effort to address the Proposal's request. This behavior is wholly inconsistent with the spirit of 14a-8(i)(10), which requires that the Company substantially address the core concerns raised by the Proposal. See, e.g., *The Dow Chemical Company* (February 23, 2005)(Proposal seeking report relating to toxic substances not substantially implemented by a public report that fails to address core concerns raised by the Proposal, and where several statements were materially misleading).

Section III, below, measures the Status Report against the Company's Wood Policy, and then against the Proposal's request for the Review. We then address relevant Staff precedent.

II. Background

In August 2000, the Company released its "Policy on the Wood Contained in its Products." The Wood Policy, developed in close consultation with environmental groups, was released approximately one year after its largest competitor – The Home Depot – released a similar policy. A cornerstone of this policy is the company's commitment to "give preference to the procurement of wood products from independently certified, well-managed forests. The Forest Stewardship Council (FSC) is recognized as having the highest certification standards available today and will be given preference over other certification systems." (Exhibit D)

Lowe's policy received high accolades upon release, especially due to its stated preference for purchasing FSC certified wood. For example, after Lowe's announced the Wood Policy, the environmental group Rainforest Action Network issued a press release commending the company, noting that, "Lowe's five point policy includes an aggressive phase out of wood from endangered forests, [and] a strong purchasing preference for wood that is independently certified by the Forest Stewardship Council (FSC) as coming from well-managed forests …."[1]

Since August 2000, however, the Company has not publicly disclosed any information about steps taken to implement the Wood Policy, or about its wood purchasing practices generally. In November 2005, Proponent filed the Proposal, seeking a status report on the Company's efforts to implement its policy.

[1] http://ran.org/media_center/news_article/?uid=49, accessed March 16, 2006.

In January 2006, Proponent was contacted by the Company's counsel, informing Proponent that the Company was willing to issue a report describing the Company's progress in implementing its Wood Policy. In subsequent correspondence, however, we were unable to reach agreement on the contents of such a report. Specifically, the Company was unwilling to provide information relating to its purchase or sales of FSC-certified wood. The Company's "Status Report" was published in February.

III. The Company's Status Report Does not Substantially Implement the Proposal

The Company argues that the Proposal "does not provide specificity with respect to the information requested or any guidance on what would be included in the report." (No-action request at 2)[2] In making this claim, the Company ignores both a plain English reading of the Proposal's Resolved clause, and the specific guidance provided in the Proposal's Supporting Statement.

The Company's Wood Policy contains at least six specific elements. A report on the Company's "progress toward implementing" the Policy should address each of these elements, noting specific steps the Company has taken with respect to each element, and providing specific, quantifiable data wherever possible. This would be the most basic, plain English reading of the Proposal's Resolved clause. Below, we isolate each of these elements, and compare the element to the relevant information (if any) provided in the Status Report. With respect to each and every element, the Company has omitted material information that would be necessary to evaluate the Company's efforts. Although a company need not *fully* implement a proposal's request to satisfy the requirements of 14a-8(i)(10), it must address the core concerns raised by the proposal. See, e.g, *The Dow Chemical Company* (February 23, 2005)(Proposal seeking report relating to toxic substances not substantially implemented by a public report that fails to address core concerns raised by the Proposal, and where several statements were materially misleading).

In addition to this plain English reading of the Resolved clause, the Proposal's Supporting Statement requests that a "company-wide review" be performed, and recommends specific indicators to be included in the Review. The Status Report provides no evidence that such a review has occurred, and provides no information relating to the indicators suggested in the Supporting Statement (quantity of FSC-certified wood sales, sales of wood products from endangered forests, and sales of recycled, engineered and alternative products).

a. Benchmarking the Company's Status Report to its Wood Policy

The Status Report does not provide readers with any basis for evaluating the Company's progress in achieving the Wood Policy's stated long-term goal of ensuring "that all wood products sold in [its] stores originate from well-managed, non-endangered forests." The policy lists various elements for meeting this goal. Each element of the Wood Policy is quoted below (in italics), followed by an analysis of the relevant sections of the Company's Status Report. At the outset, however, Proponent would like to note the following about the Report:

- The Status Report provides no data to allow the reader to understand what percentage of wood products sold in its stores originate from "well-managed, non-endangered forests." As noted below, the Company claims that 69% of its wood product volume sold was certified to "Sustainable Forest Management (SFM) standard or equivalent." This is an undefined standard

[2] Notably, however, the Company does not challenge the Proposal under Rule 14a-8(i)(3).

the Company appears to have created itself, and ignores the Wood Policy's explicit commitment to Forest Stewardship Council certification, the highest available international standard.

- In the Company's press release, announcing the adoption of the Wood Policy (attached as Exhibit E), the Company also announced the formation of a "Healthy Forests Advisory Board," to "help guide the company through its policy implementation process and provide counsel on general forestry issues." The Board was to include "environmental groups, environmental scientists, suppliers, certifiers and buyer groups." According to the press release, "the Board's first actions will be to address a number of on-going environmental issues, such as the conversion of Southern forests to pine plantations, commercial logging in U.S. National Forests and illegal logging concerns in certain foreign countries." One would expect a Status Report on policy implementation to discuss the work of this Board, and the current status of the Company's efforts to address these particularly critical issues, but *the Status Report contains no mention of this "Healthy Forests Advisory Board", or any of these "on-going environmental issues."*

- The Company uses the word "volume" in various places. In some places the Company appears to be referring to volume of purchases, in other places to volume of sales. In some, it may be referring to volume of current inventory. Without a clear definition each time the word is used, however, it is impossible to place these figures into their appropriate context.

i. "Aggressively phase out the purchase of wood products from endangered forests as these areas are identified and mapped. This includes an immediate ban on wood coming from the Great Bear Rainforest of British Columbia."

The Status Report provides virtually no information on this element. Notably, the Status Report does not provide any information relating to British Columbia, or the Great Bear Rainforest. The Wood Policy established a strict ban on wood from these regions. One would expect a "status report" to explain how that ban was implemented, including verification methods for establishing the source of all wood purchased, and challenges faced.

The Status Report states that Lowe's commitment is evidenced by "the location of forests that supply wood that goes into the products Lowe's carries." The Status Report then provides percentages of overall "volume" sourced from various countries. Despite the Company's claim, however, the Company's commitment is *not* evidenced by country information. Canada, the United States, and Brazil, for example, each represent vast acreages of forest area. Some of these forests are endangered, and some are not. Merely disclosing the percentage of wood from Brazil does not tell the reader anything about the ultimate source of that wood, or the Company's "commitment" to its policy. The Wood Policy makes a commitment with respect to "endangered forests," not countries. The Status Report, however, only provides data by country, and provides the reader with *no* information regarding the Company's purchases from endangered forests.

The Status Report does provide some anecdotal information about phase-outs of two sources of lumber: "For example wood dowels were transitioned from ramin (the traditional source for this product was tropical rainforests) to a domestically sourced poplar – a relatively abundant species found in the United States." This information, however, was included in the Company's press release of August 8, 2000, announcing the Wood Policy (See Exhibit E). The only new information provided in this section relates to quarter-inch lauan plywood, which the Company claims was "historically produced from tropical sources" and "has been fully certified to FSC standards." No information is provided, however, to permit the reader to understand what percentage of the Company's overall wood purchases these commitments represent, or what other sources of lumber have been phased out.

The Status Report lacks any discussion or disclosure about existing or new endangered forest areas that have been "identified and mapped" and whether the Company sources from these forests. Most importantly, the Company has not disclosed any information to allow the reader to understand what percentage of the Company's wood is sourced from endangered or threatened forest areas.

ii. "Work with vendors to encourage the maintenance of natural forests and environmentally responsible forest practices."

The Status Report states that "Lowe's requires all vendors to complete a sourcing questionnaire each year." Information collected includes cubic foot of volume, number of units sold, geographic sourcing, and certification status. No information is provided to understand the responses to these surveys, or even whether any responses have been received. One would expect a "Status Report" to disclose the number and percentage of the Company's vendor base that has been surveyed, the overall results of the surveys, and steps the Company has taken to "work with" these vendors to "encourage the maintenance of natural forests and environmentally responsible forest practices" as described in the Wood Policy. No such information is provided.

The Company states in its Status Report that data collected from these surveys is analyzed for compliance with the Wood Policy, and "products not in compliance with our policy are transitioned or eliminated." No further information is provided. This appears to be a new policy, or a restatement of the old policy. In either case, the statement does not address the Proposal's request for a *status report* on this important element of its Wood Policy. Rather, it is simply a statement of policy (*See, e.g., Kohl's* (March 31, 2000)(Proposal requesting a report on the company's vendor standards and compliance mechanisms sustained challenge despite company's arguments that it had extensive policies in place to monitor compliance with its code of conduct, and its representation that it regularly responded to relevant inquiries. Proponent argued that assurances of "paper guidelines" are insufficient when the proposal addressed the question of implementation).

The Status Report provides no information regarding the metrics or indicators the Company uses to evaluate these survey responses, and no information regarding the number of suppliers that have been "transitioned or eliminated" in compliance with this policy.

iii. "Give preference to the procurement of wood products from independently certified, well-managed forests. The Forest Stewardship Council (FSC) is recognized as having the highest certification standards available today and will be given preference over other certification systems."

The Company's commitment to FSC certification is a critical element of its Wood Policy – perhaps *the most critical* element of the policy. The Status Report, however, provides no meaningful information about the Company's use of FSC-certified wood. Instead, the Company reports that in 2004, 69% of its wood product volume sold was certified to "Sustainable Forest Management (SFM) standard or equivalent." The Company does not define SFM, nor does it define what certification schemes it may consider as meeting "SFM standards or equivalent." SFM is not a term of art in the industry or the environmental community – it appears to be a standard created by the Company. The term, therefore, is misleading. It also contradicts the clear language of the Wood Policy, which states that FSC represents "the highest certification standards available today." We agree that this was true in 2000, when the Wood Policy was adopted, and it is still true today. If the Company has changed its opinion of FSC-certification, it should explain why, as this would represent a substantial divergence from a core element of the Company's Wood Policy.

In addition to defining "SFM", the Company should provide a breakdown, by certification scheme, of the 69% of its wood product volume that was certified to these standards. Because the Company discloses no information about its supply base, the 2004 data tells the reader very little about the stability of that figure. For example, if the Company's base of suppliers is stable, and based on long-term relationships, we can assume that the 69% figure will remain relatively constant, or perhaps improve due to the Company's efforts. If, however, the Company does not maintain long-term relationships with its suppliers, we would expect that figure to fluctuate substantially from year to year. This context would provide the reader with critical information necessary to evaluate the Company's ability to implement its Wood Policy, and the reliability of the data provided.

The only quantitative information about the Company's use of any recognizable certification system at all is included in the following statement in the Status Report:

> "Percent of certified sources is increasing
>
> - Forest Stewardship Council (FSC) certified volume increased by 25% from 2003 to 2004.
> - Sustainable Forest Initiative (SFI) certified volume increased by 2% from 2003 to 2004."

This information is highly inadequate:

- First, the Wood Policy was announced in August 2000, and the Status Report was published in February 2006. The information on certification, however, only covers *an increase in volume over a one year period*. No information is provided to understand how volume of certified wood has changed from 2000-2006, or even from 2004 to present. The statement provided in the Status Report is meaningless without this context, as the overall volume of wood sourced through these certification schemes may have actually *declined* between 2000 and 2006. This would certainly be material information for anyone seeking to understand the status of the Company's efforts to implement this critical element of its Wood Policy.

- Second, the Company does not disclose the percentage of wood certified to either of these schemes in 2003, or, for that matter, 2000, the year the Wood Policy was adopted – only a *rate of increase*, for one year. Without this baseline information, it is impossible to ascertain the relative contributions of certified wood volume (again, it is not clear whether this is sales, purchases or inventory), or to evaluate the Company's efforts to give preference to FSC certified wood, as required by its Wood Policy.

- Third, the Company only references the FSC and SFI standards. There is no way to tell if the Company relies on any other third-party certification scheme.

In short, the Company has not provided any material information on what is perhaps the most critical element of its Wood Policy.

iv. ***"Work with our customers to increase the efficiency of wood use, including the promotion of wood reuse, recycling, and advanced framing techniques."***

The Status Report does not provide any information relating to this element of the policy.

v. ***"Work with our suppliers to increase the procurement of quality recycled, engineered and alternative products, when their environmental benefits are clearly demonstrated, including alternative fiber and tree-free paper products used for printing and packaging."***

The Status Report provides anecdotal examples of these products sold by the Company, but does not provide any information on volume, sales trends, or the Company's efforts to "work with" its suppliers to increase procurement of these products.

The Wood Policy commits the Company to make efforts to "increase" the procurement of these environmentally beneficial products. It is impossible to tell from the Status Report, however, whether the products mentioned in the Status Report are new offerings, or whether the Company sold these products prior to adoption of the Wood Policy. Without this information, the reader has no way of understanding whether the inclusion of these products in the Company's inventory is a result of the adoption and implementation of the Wood Policy. This information would therefore have to be considered non-responsive to a request for a status report on this element of the Wood Policy.

vi. ***"Support the work of the World Resources Institute, the Certified Forest Products Council, and other organizations that help to improve forest management practices worldwide."***

The Status Report makes no mention whatsoever of the World Resources Institute (WRI), or the Certified Forest Products Council. The Company made an explicit commitment to work with these groups. A Status Report should describe these efforts. The inclusion of WRI is particularly important, considering WRI's leading role in mapping global forest areas.[3] Again, as noted above, the Status Report makes no reference to the multi-stakeholder "Healthy Forests Advisory Board" touted in its 2000 press release, which was ostensibly established to "help guide the company through its policy implementation process." (Exhibit E)

b. The Status Report does not Constitute the company-wide review requested by the Proposal

The Proposal's Supporting Statement requests "a company-wide review of company practices and indicators related to measuring Lowe's long-term goal of ensuring that all wood products sold in its stores originate from well-managed non-endangered forests." The Proposal then lists the following potential indicators: "quantity of FSC-certified wood sales, sales of wood products from endangered forests, and sales of recycled, engineered and alternative products." The Status Report provides no indication that the

[3] The report does list partnership efforts with various other groups (Nature Conservancy, World Wildlife Fund, Yale Univ., RAN, ForestEthics, FSC and the Sustainable Forestry Board), and provides a very brief description of these activities.

Company has performed this review. Had such a review been performed, it is difficult to understand how the Company could exclude FSC certification from its list of indicators given that the Wood Policy recognizes that the FSC certification system has the "highest certification standards." As discussed above, only anecdotal information is provided with respect to sales of wood products from endangered forests, or sales of recycled, engineered and alternative products. None of this information is quantified.

Staff has rejected numerous challenges under Rule 14a-8(i)(10) where a proposal requested that the company complete a particular process or report (such as a feasibility study) and the company failed to provide evidence that it had followed the process as delineated by the proposal. See, e.g., *Wendy's International* (February 21, 2006)(Sustainability report proposal's supporting statement requested a "company-wide review of company policy, practices and indicators related to measuring long-term social and environmental sustainability. Proponent argued that the company's report provided no evidence that such a review had been performed); *Kimberly-Clark Corp.* (January 30, 2006)(Proposal requesting a report evaluating the feasibility of phasing out use of non-FSC certified fiber within 10 years).

c. The Company's Social Responsibility Report does not render the Proposal moot

The Company notes in its no-action request that it issues an annual Social Responsibility Report "addressing the category of information mentioned in the Proposal." (No-action request at 2). The Company's latest Social Responsibility Report, issued in 2004, includes the following two sentences about the Company's Wood Policy:

> "Lowe's continues to be a leader in the protection of endangered forests through our wood policy and responsible wood sourcing. Through the policy and our vendor partnerships, Lowe's has made significant strides toward global forest conservation."

This statement, which merely references the Wood Policy, and embellishes this reference with self-serving and purely aspirational statements, cannot satisfy the Proposal's request for a status report on implementation of the Wood Policy. See, e.g., *Terex Corp* (March 18, 2005)(Request for a sustainability report not satisfied by a report containing purely aspirational statements).

IV. Review of Precedent

a. Staff precedent supports rejection of the Company's no-action request

As discussed above, the Company's Status Report consists of anecdotes, misleading information, and numerous material omissions. When the Supporting Statement of the Proposal's request for a "company-wide review" is considered, the Status Report also falls considerably short of the mark, providing no quantifiable data on any of the recommended indicators. In *Wendy's International* (February 21, 2006), a proposal filed by the Proponent sustained a challenge under Rule 14a-8(i)(10) when Proponent argued that the proposal's request for a "company-wide review of policy, practices and indicators related to measuring long-term social and environmental sustainability" had not been performed, despite the publication of the company's corporate social responsibility report. Similarly, in *Kimberly-Clark Corp.* (January 30, 2006), existing company disclosure – materially better than Lowe's disclosure – could not render the proposal moot, as the Company's disclosure contained misleading information, and no evidence of the specific study requested by the proposal.

Staff has rejected numerous no-action requests based on Rule 14a-8(i)(10) where companies have taken far more significant steps towards implementation of a proposal than the Company has in this case. See, e.g., *The Coca-Cola Co.* (Jan. 19, 2004) (Provision of information relating to stock option grants by race and gender to a third party, resulting in public report, insufficient where shareholders sought direct access to data); *3M Company* (March 2, 2005) (requesting implementation and/or increased activity on eleven principles relating to human and labor rights in China not substantially implemented despite company's comprehensive policies and guidelines, including those that set specific expectations for China-based suppliers); *The Dow Chemical Company* (February 23, 2005)(Proposal seeking report relating to toxic substances not substantially implemented by a public report that fails to address core concerns raised by the Proposal, and where several statements were materially misleading). ExxonMobil lost two challenges despite its claims that it had reported extensively on the topic of the proposal (*ExxonMobil* (March 24, 2003) and *ExxonMobil* (March 17, 2003)).

These cases indicate that in considering Rule 14a-8(i)(10) challenges, Staff is looking to the specific request made by the Proposal. Even where reports on the same topic have been prepared, Staff has rejected numerous challenges where the company failed to *actually perform* the action requested by the proposal. See, also, *ExxonMobil* (March 27, 2002) (Proponents prevail in 14a-8(i)(10) challenge, arguing that there was no evidence, or any contention, that the Compensation Committee has ever *actually* taken social and environmental factors into account, despite Company's contention that it does, and that in any case, the company only contended that it had implemented a portion of the request); *Raytheon* (February 26, 2001) (Similar proposal to the ExxonMobil proposal discussed above prevailed despite the company's assertion that it regularly conducts executive compensation reviews across a range of factors. Proponents argued that the information produced did not clarify whether the inclusion of 'people-related incentives' was anything more than an "aspirational platitude."); *Johnson & Johnson* (February 25, 2003) (although the company claimed to have a system in place to assess progress in the areas covered by the proposal, there was no indication of how or even if such an assessment has ever been utilized in determining executive compensation).

b. Staff precedents cited by the Company are Inapposite

The precedents cited by the Company in support of its argument are easily distinguishable from the present case. In each of *Texaco Inc.* (March 28, 1991), *The Gap, Inc.* (March 16, 2001), and *Kmart Corp.* (February 23, 2000) the company had publicly disclosed its policies, had produced some form of report, publicized the availability of the information, and/or met regularly with shareholders. In *The Gap, Inc.* (March 16, 2001), for example, the company provided a detailed description of its implementation of the proposal at issue, describing its code of ethics that addressed each of the issues raised by proponents, monitoring systems, public reporting, and regular consultation with shareholders on the issues in question. In *The Talbots, Inc.* (April 5, 2002), the proposal requested that the company "commit itself to the implementation of a code of conduct" and "commit to a program of … independent monitoring." The company was able to successfully demonstrate that it had adopted such a code, and had a monitoring program in place. The proposal did not request a report. In both *EMC Corporation* (February 14, 2005) and *Raytheon Company* (February 11, 2005), the companies were able to demonstrate that they had taken necessary steps to implement specific governance proposals.

V. Conclusion

The Status Report produced by the Company does not "substantially implement" the Proposal's request because it contains misleading information, and lacks material information with respect to each and every element of the Company's Wood Policy. The Status Report provides no basis for understanding the status of the Company's efforts to implement its Wood Policy, announced more than six years ago.

For all of the reasons stated above, the Company's request for no-action relief should be denied.

Respectfully submitted,

Adam Kanzer
General Counsel

cc:

Thomas H. O'Donnell, Jr., Esq., Moore & Van Allen PLLC

Encl.

EXHIBIT A

Domini
SOCIAL INVESTMENTS®

The Way You Invest Matters®

December 16, 2005

Ross W. McCanless
Sr. Vice President, General Counsel and Secretary
Lowe's Companies, Inc.
1000 Lowe's Boulevard
Mooresville, NC 28117

Via UPS and Fax

Re: Shareholder Proposal Requesting Wood Procurement Report

Dear Secretary:

I am writing to you on behalf of Domini Social Investments, the manager of a socially responsible family of funds based on the Domini 400 Social Index, including the Domini Social Equity Fund, the nation's oldest and largest socially and environmentally screened index fund. Our funds' portfolio holds more than 200,000 shares of Lowe's Companies.

I am writing to submit the enclosed shareholder proposal for inclusion in the next proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Act of 1934. We have held more than $2,000 worth of Lowe's Companies shares for greater than one year, and will maintain ownership of the required number of shares through the date of the next stockholders' annual meeting. A letter verifying our ownership of Lowe's Companies shares from Investors Bank and Trust, custodian of our Portfolio, is forthcoming under separate cover. A representative of Domini will attend the stockholders' meeting to move the resolution as required by SEC Rules.

We would welcome the opportunity to discuss this proposal with you. I can be reached at (212) 217-1112 and at kshapiro@domini.com.

Sincerely,

Karen Shapiro
Shareholder Advocacy Associate

Encl.

536 Broadway, 7th Fl, New York, NY 10012-3915 Tel: 212-217-1100, Fax: 212-217-1101, Investor Services: 800-582-6757
Email: info@domini.com, URL: www.domini.com

Wood Procurement Report

Whereas:

Forests are rapidly declining at a rate of 33 soccer fields per minute, according to the United Nations. Endangered forests are home to nearly 50% of the world's species and 200 million indigenous people worldwide. Endangered forests store extensive amounts of carbon and are critical to mitigating the effects of climate change.

The forest products industry is the largest industrial consumer of endangered forests. As the second largest home improvement chain, Lowe's is a major retailer of wood products.

In 2000, Lowe's adopted a wood policy that acknowledges our company's role in "determining whether these [endangered] forests will remain for future generations." The policy's long-term goal is to "ensure that all wood products sold in our stores originate from well-managed, non-endangered forests," by:

- Phasing out the purchase of wood products from endangered forests;
- Preference to procuring wood products from independently certified, well-managed forests, recognizing that the Forest Stewardship Council (FSC) certification system has the highest certification standards;
- Increasing procurement of recycled, engineered and alternative products.

Increasingly, companies' forest products sourcing practices are coming under greater scrutiny. Companies such as Home Depot, Dell, IKEA, and Staples have announced policies to avoid purchasing timber products from endangered forests and unsustainable logging operations, to increase the use of recycled fiber, and established FSC-certified wood procurement preferences. Major banks, such as JP Morgan Chase and Bank of America, have adopted policies limiting or prohibiting investment in companies and industries that negatively impact endangered forests.

Many companies are addressing these concerns through their sustainability report. IKEA's report describes its forestry policy and quantitatively reports policy audit results. Our company's largest competitor, Home Depot, not only describes its Wood Purchasing Policy in the company's sustainability report, but also lists product lines that have been changed to comply with the policy, and quantitatively reports trends of FSC-certified wood products. By comparison, Lowe's sustainability report contains two sentences about its wood policy.

Upon releasing its wood policy, our company's chairman and chief executive said, "Our customers expect Lowe's to deliver the best quality lumber and wood products that have been responsibly harvested and produced by our suppliers." Lack of disclosure on steps taken to implement this wood policy may adversely impact consumer loyalty and long-term shareholder value.

RESOLVED: Shareholders request that the Board of Directors issue an annual report to shareholders, at reasonable cost, and omitting proprietary information, by December 1, 2006, reporting its progress toward implementing the company's wood policy.

Supporting Statement

As lumber comprises nearly one-tenth of Lowe's total sales, it is critical for Lowe's to ensure a long-term sustainable supply of wood and mitigate reputational risks by procuring FSC-certified wood products.

The report should include a company-wide review of company practices and indicators related to measuring Lowe's long-term goal of ensuring that all wood products sold in its stores originate from well-managed non-endangered forests. Potential indicators include quantity of FSC-certified wood sales, sales of wood products from endangered forests, and sales of recycled, engineered and alternative products.

EXHIBIT B

Moore&VanAllen

Moore & Van Allen PLLC
Attorneys at Law

Suite 4700
100 North Tryon Street
Charlotte, NC 28202-4003

T 704 331 1000
F 704 331 1159
www.mvalaw.com

January 26, 2006

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Lowe's Companies, Inc.
Exclusion of Shareholder Proposal Relating to Wood Procurement Report

Dear Ladies and Gentlemen:

Lowe's Companies, Inc. (the "Company") hereby requests that the staff of the Division of Corporation Finance advise the Company that it will not recommend any enforcement action to the Securities and Exchange Commission (the "Commission") if the Company excludes the shareholder proposal described below (the "Proposal") from its proxy materials for its 2006 annual shareholders meeting. The Proposal was submitted to the Company by Domini Social Investments. As described more fully below, the Proposal is excludible pursuant to Rule 14a-8(i)(10) because it has been substantially implemented.

In accordance with Rule 14a-8(j), we have enclosed six copies of this letter and the attachment and have provided a copy of this letter and its attachment to the Proponent.

The Proposal

The Proposal calls for the adoption by the Company's shareholders of the following resolution.

"RESOLVED: Shareholders request that the Board of Directors issue an annual report to shareholders, at reasonable cost, and omitting proprietary information, by December 1, 2006, reporting its progress toward implementing the company's wood policy."

A copy of the complete Proposal is attached hereto as Exhibit A.

Discussion

Rule 14a-8 generally requires an issuer to include in its proxy materials proposals submitted by shareholders that meet prescribed eligibility requirements and procedures. Rule 14a-8 also provides that an issuer may exclude shareholder proposals that fail to comply with applicable eligibility and procedural requirements or that fall within one or more of the thirteen substantive reasons for exclusion set forth in Rule 14a-8(i).

Rule 14a-8(i)(10) allows the exclusion of a shareholder proposal from a company's proxy statement if the essential elements of the proposal have been substantially implemented. The standard the Commission's staff has applied is whether a company's particular policies, practices and procedures compare favorably with the guidelines of the proposal. *See* Release No. 34-20091 (August 16, 1983); Texaco, Inc. (March 28, 1991). Every aspect of the proposal does not need to be addressed for the proposal to be substantially implemented. *See* Release No. 34-20091 (August 16, 1983) and Raytheon Company (February 11, 2005). The Commission's staff has consistently taken the position that when a company already has policies and procedures in place relating to the subject matter of the proposal, or has implemented the essential objectives of the proposal, the shareholder proposal has been substantially implemented within the scope of Rule 14a-8(i)(10). *See* EMC Corp. (February 14, 2005); The Talbots, Inc. (April 5, 2002); The Gap, Inc. (March 16, 2001); and Kmart Corp. (February 23, 2000). The Proposal is excludible because it has been substantially implemented. The Company issues an annual Social Responsibility Report addressing the category of information mentioned in the Proposal.

The Company currently produces and publishes an annual report that substantially implements the written objectives of the Proposal.

The Proposal requests that the Company report to shareholders on its progress toward implementing the Company's wood policy. The Proposal does not provide any specificity with respect to the information requested or any other guidance on what would be included in the report. The Company already prepares an annual report addressing its wood policy and efforts to implement it. Within two weeks of the close of its fiscal year (i.e., by February 15, 2006), the Company will publish on its website an expanded report publicly disclosing its progress toward implementation of the wood policy. The Company's current annual Social Responsibility Report addresses the Company's performance in the following areas: Community Partnerships, Lowe's Charitable and Educational Foundation, Giving: Community by Community, Environmental Commitments, WorkPlace Opportunity and Committed Neighbor. The "Environmental Commitments" section of the most recent Social Responsibility Report addresses, among other things, the Company's wood product sourcing policy.

The expanded report will include additional information and data regarding:

- Aggregate percent of product certified to a sustainable forest management standard;
- Geographic distribution of sourcing (by country);
- Listing of wood products with environmentally preferable attributes (recycled content, plantation sourcing, etc.);
- Continued coordination with conservation organizations; and
- Information on data collection and analysis process regarding endangered forest sourcing identification and correction.

A copy of the current report addresses the category of information referred to in the Proposal and may be found on Lowe's website (http://www.lowes.com/socialresponsibility). The Company is in the process of preparing the expanded online report, which will contain the same substantive category of information contained in the current report and expanded disclosure regarding its progress toward implementing its wood product sourcing policy.

Because the Company has policies and procedures in place relating to the subject matter of the Proposal and has implemented the essential objectives of the Proposal, the Proposal has been substantially implemented.

Conclusion

The Proposal should be excluded pursuant to Rule 14a-8(i)(10) because it has already been substantially implemented by the Company. We respectfully request your confirmation that the Division of Corporation Finance will not recommend any enforcement action to the Commission if the Proposal is omitted from the Company's proxy statement for the reasons stated above.

Please feel free to call me at 704.331.3542 if you have any questions or comments.

Yours truly,

MOORE & VAN ALLEN PLLC

Thomas O'Donnell Jr

Thomas H. O'Donnell, Jr.

Encls.

Moore&VanAllen

Moore & Van Allen PLLC
Attorneys at Law

Suite 4700
100 North Tryon Street
Charlotte, NC 28202-4003

T 704 331 1000
F 704 331 1159
www.mvalaw.com

February 14, 2006

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Lowe's Companies, Inc.
Exclusion of Shareholder Proposal Relating to Wood Procurement Report

Dear Ladies and Gentlemen:

On January 26, 2006, Lowe's Companies, Inc. (the "Company") submitted a request to the staff of the Division of Corporation Finance to advise the Company that the staff will not recommend any enforcement action to the Securities and Exchange Commission (the "Commission") if the Company excludes a shareholder proposal (the "Proposal") from its proxy materials for its 2006 annual shareholders meeting. The Proposal was submitted to the Company by Domini Social Investments.

In its request, the Company informed the staff that it would publish on its website a report publicly disclosing its progress toward implementation of the Company's wood policy by February 15, 2006. This expanded report is now available on the Company's website and may be accessed at www.lowes.com/environment and clicking on "Lowe's Wood Policy Status" or by visiting the Company's website at www.lowes.com and clicking on "About Lowe's", "Company Overview", "Company Info", "Environment" and "Lowe's Wood Policy Status".

Because the Company has policies and procedures in place relating to the subject matter of the Proposal and has implemented the essential objectives of the Proposal, the Proposal has been substantially implemented and is excludible pursuant to Rule 14a-8(i)(10). We respectfully request your confirmation that the Division of Corporation Finance will not recommend any enforcement action to the Commission if the Proposal is omitted from the Company's proxy statement.

In accordance with Rule 14a-8(j), we will send six copies of this letter to the Commission and send a copy to Domini Social Investments. Please feel free to call me at 704.331.3542 if you have any questions or comments.

Yours truly,

MOORE & VAN ALLEN PLLC

Thomas O'Donnell Jr.

Thomas H. O'Donnell, Jr.

CHAR1\870594v1

EXHIBIT C


Where we stand

Wood Product Sourcing Information

Percent Certified to Sustainable Forest Management (SFM) Standard (or equivalent)

In our wood product procurement policy, we are committed to giving preference to products sourced from *independently certified, well-managed forests*. The information below supports our progress.

- In 2004, 69% of wood product volume sold was certified to SFM standard (or equivalent).
- *Percent of certified sources* is increasing
  - Forest Stewardship Council (FSC) certified volume increased by 25% from 2003 to 2004.
  - Sustainable Forest Initiative (SFI) certified volume increased by 2% from 2003 to 2004.

2004 Product Sourcing by Country

Our commitment to phase out the purchase of wood products from endangered forests is evidenced by the location of forests that supply wood that goes into the products Lowe's carries. For example wood dowels were transitioned from ramin (the traditional source for this product was tropical rainforests) to a *domestically sourced poplar* – a relatively abundant species found in the United States. Quarter-inch lauan plywood, historically produced from tropical sources, has been fully certified to FSC standards. Achieving certification ensures the products we sell are sourced responsibly and helps protect critical ecosystems.

The following reflects the percent of products we source by country.

Country	Percent of Overall Volume
United States	60.93
Canada	23.93
Brazil	6.46
Germany	2.97
Chile	1.26
Other	4.46

Recycled, Engineered and Alternative Products

Though wood is the most sustainable building product available, we strive to provide quality recycled, engineered and alternative products with clearly demonstrated environmental benefits. For example, Lowe's sells:

- **ChoiceDek® engineered components.** This product is made from reclaimed oak and recycled plastic, commonly found in shrink wrap and shopping bags. This product offers a lifetime warranty and reduces maintenance required on a more traditional decking option.
- **Recycled rubber mulch.** Rubber mulch provides an outlet for discarded tires, lasts longer than standard wood mulch and stays in place better.
- **Medium Density Fiberboard (MDF).** MDF is a by-product of the manufacturing process that produces products like 2X4s. Production waste is recovered and processed into other products like MDF.
- **Plantation-grown rubberwood (hevea).** Originally planted by rubber companies as raw material for automobile tires, hevea trees past their sap-producing prime can be used in the manufacture of wood products. New trees are planted in their place, taking pressure off of natural forests.

Forest Stakeholder Coordination

Lowe's works with organizations that have an interest in and an ability to influence forest resource conservation issues. Together we are working to make a difference today and in the future. Some of our partnership efforts include:

- The Nature Conservancy
  - Lowe's and vendor partners dedicated $1 million dedicated to conservation projects in Northeastern US; including old growth forest conservation in Massachusetts.
- World Wildlife Fund
  - Encouraged vendor partnerships with the Global Forest and Trade Network (GFTN) to provide a stronger control over the supply chain.
  - The focus on international sourcing addresses issues raised in an increasingly global society.
- Yale University

  - Sustaining Family Forests dialogue — Lowe's provided seed funding for a project to examine threats to largest landowner base in Southeast US.
- *Forest Advocacy Groups*
  - Regular dialogues with the Rainforest Action Network and ForestEthics.
- Forest Certification Organizations
  - Direct coordination with Forest Stewardship Council US and Sustainable Forestry Board.

Data Collection and Analysis

In order to collect the information required to manage our supply chain, Lowe's requires all vendors to complete a sourcing questionnaire each year. The survey covers all products that contain wood — and *solicits data regarding* everything from 2x4s and paint brushes to tool handles and ceiling fan blades.

- Cubic foot volume
- Number of units sold
- Geographic sourcing
- Certification status

Data collected online is analyzed for compliance with our wood policy. Products not in compliance with our policy are transitioned or eliminated.

EXHIBIT D

Lowe's Policy on the Wood Contained in its Products


Photo courtesy of Raincoast.org

The world's forests support the ecological and climate processes upon which biodiversity and human life depend. Lowe's is concerned about the protection of these critical resources and recognizes that, through the products we sell, our company can play an important role in determining whether these forests will remain for future generations. Lowe's long-term goal is to ensure that all wood products sold in our stores originate from well-managed, non-endangered forests. In order to meet this goal, Lowe's will:

- Aggressively phase out the purchase of wood products from endangered forests as these areas are identified and mapped. This includes an immediate ban on wood coming from the Great Bear Rainforest of British Columbia.

- Work with vendors to encourage the maintenance of natural forests and environmentally responsible forest practices.

- Give preference to the procurement of wood products from independently certified, well-managed forests. The Forest Stewardship Council (FSC) is recognized as having the highest certification standards available today and will be given preference over other certification systems.

- Work with our customers to increase the efficiency of wood use, including the promotion of wood reuse, recycling, and advanced framing techniques

- Work with our suppliers to increase the procurement of quality recycled, engineered and alternative products, when their environmental benefits are clearly demonstrated, including alternative fiber and tree-free paper products used for printing and packaging

In order to accomplish our goal, we will support the work of the World Resources Institute, the Certified Forest Products Council, and other organizations that help to improve forest management practices worldwide. We will also ask our suppliers to help us to increase the supply of certified wood products that we can make available to our customers.

Notes:

Maps that designate "endangered forests" have been created in various levels of detail by organizations such as the World Resources Institute's (WRI) Global Forest Watch Program. As these designations are further developed, Lowe's will work with its suppliers to change their supply areas.

Endangered forests (or high conservation value forests) include intact (primary and old growth) forests. They also include the most nearly intact tracts of all threatened forests and forests of special importance to the conservation of global biodiversity, where little or no primary and old-growth vegetation occurs today.

In rare circumstances, wood from endangered forests may be accepted if it is certified under the Forest Stewardship Council (FSC) or equivalent system.

Lowe's wood policy status.

EXHIBIT E

PR NEWSWIRE

August 8, 2000

LENGTH: 770 words

HEADLINE: Lowe's Unveils Unprecedented Business Initiative To Help Protect World's Forests

BODY:

Collaboration With Environmentalists and Wood Suppliers Sets Company as Global Leader in Responsible Wood Sourcing Company Creates Healthy Forests Advisory Board

WILKESBORO, N.C., Aug. 8 /PRNewswire/ -- Lowe's Companies, Inc. (NYSE: LOW), the world's second largest home improvement retailer, today released the details of its landmark lumber and wood product procurement policy aimed at helping protect the world's threatened forests. The company has committed to overhaul the sourcing of lumber and wood in the products it sells while proactively engaging its wood suppliers and governments to take immediate steps towards the permanent protection of critical forest areas.

(Photo: http:/ /www.newscom.com/cgi-bin/prnh/20000720/LOWES)

"Our new environmental policy represents a major victory for the forests and our customers," said Bob Tillman, Lowe's chairman and CEO. "Our customers expect Lowe's to deliver the best quality lumber and wood products that have been responsibly harvested and produced by our suppliers."

"In developing our policy, Lowe's pursued what some in the industry may consider an unconventional approach," added Mark Kauffman, Lowe's senior vice president of Merchandising. "We worked closely with the environmental and scientific communities as well as our suppliers and facilitated a number of first-ever meetings between these groups."

Today's announcement is the culmination of a multi-stepped corporate initiative to bring together environmental organizations, including Rainforest Action Network and the World Resources Institute (WRI), wood suppliers, governments and industry organizations. Lowe's has taken an active role in encouraging industry and government negotiations with groups working to protect endangered forests in areas including the Pacific Northwest, British Columbia and the Southeastern U.S.

"The end result was a more balanced policy and what we hope will be a major turning point for environmental discussions in the U.S.," added Kauffman. Under the Environmental Policy, Lowe's will: * Aggressively phase out the purchase of wood products from endangered forests as these areas are identified and mapped. This includes an immediate ban on wood coming from the Great Bear Rainforest of British Columbia; * Work with suppliers to encourage the maintenance of natural forests and environmentally responsible forest practices; * Give preference to the procurement of wood products from independently certified well-managed forests. The **Forest Stewardship** Council (FSC) is currently the company's preferred certification system, and FSC certification will be given preference over other certification systems; * Work with our customers to increase the efficiency of wood use, including the promotion of wood reuse, recycling and advanced framing techniques; * Work with our suppliers to increase the procurement of quality recycled, engineered and alternative products (when their environmental benefits are clearly demonstrated), including alternative fiber and tree-free paper products for printing and packaging.

Lowe's has already taken a number of important steps to become the industry leader in implementing responsible wood purchasing. The company recently eliminated ramin dowels sourced from Indonesia from its inventory and converted to a domestic poplar species.

Lowe's also announced the formation of a "Healthy Forests Advisory Board," which will help guide the company through its policy implementation process and provide counsel on general forestry issues. The Advisory Board will include environmental groups, environmental scientists, suppliers, certifiers and buyer groups. The Board's first actions will be to address a number of on-going environmental issues, such as the conversion of Southern forests to pine plantations, commercial logging in U.S. National Forests and illegal logging concerns in certain foreign countries.

With 1999 sales of $ 15.9 billion, Lowe's Companies, Inc. is the world's second largest home improvement retailer. Headquartered in Wilkesboro, N.C., Lowe's is the 15th largest retailer in the U.S. as well as the 34th largest retailer worldwide. Lowe's and its 100,000 employees are Improving Home Improvement for nearly five million do-it-yourself retail and commercial business customers each week at more than 600 stores in 39 states. For more information, visit lowes.com . SOURCE Lowe's Companies, Inc.

/CONTACT: Brian Peace, 336-658-4170, or Chris Ahearn, 336-658-7387, both of Lowe's Companies, Inc.

/Photo: http:/ /www.newscom.com/cgi-bin/prnh/20000720/LOWES/ 06:31 EDT

LOAD-DATE: September 5, 2000

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 21, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Lowe's Companies, Inc.
Incoming letter dated January 26, 2006

The proposal requests that Lowe's report its progress toward implementing the company's wood policy by issuing an annual report to shareholders.

We are unable to concur in your view that Lowe's may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that Lowe's may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Geoffrey M. Ossias
Attorney-Adviser